EXHIBIT 99.1

April 30, 2024

Biodexa Pharmaceuticals PLC
(“Biodexa” or the “Company”)

Biodexa’s Licensor Emtora to Announce Phase 2 Clinical Trial Results of eRapa™ in Familial Adenomatous Polyposis to be Presented at Prestigious 2024 Digestive Disease Week Annual Meeting

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX), an acquisition-focused clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs, is pleased to announce that’s its licensor Emtora Biosciences has announced that results of a Phase 2 clinical trial of eRapa in Familial Adenomatous Polyposis (“FAP”) are to be presented at the prestigious 2024 Digestive Disease Week annual meeting in Washington DC on May 18-21, 2024. Carol Burke, MD, the Principal Investigator, will present the six month data (NCT04230499) in an oral presentation at the meeting.

On April 26, 2024, Biodexa announced that it had entered into a definitive agreement with a Emtora for the rights to eRapa under an exclusive, worldwide license (with the ability to grant sublicenses) to develop, manufacture, commercialize and otherwise advance the clinical potential of eRapa.

About eRapa
eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis1. Rapamycin is approved in the US for organ rejection in renal transplantation as Rapamune®(Pfizer). Through the use of nanotechnology and pH sensitive polymers, eRapa is designed to address the poor bioavailability, variable pharmacokinetics and toxicity generally associated with the currently available forms of rapamycin. eRapa is protected by a number of issued patents which extend through 2035, with other pending applications potentially providing further protection beyond 2035.

eRapa in FAP
FAP is characterized as a proliferation of polyps in the colon and/or rectum, usually occurring in mid-teens. There is no approved therapeutic option for treating FAP patients, for whom active surveillance and surgical resection of the colon and/or rectum remain the standard of care. If untreated, FAP typically leads to cancer of the colon and/or rectum. There is a significant hereditary component to FAP with a reported incidence of one in 5,000 to 10,000 in the US2 and one in 11,300 to 37,600 in Europe3. eRapa has received Orphan Designation in the US with plans to seek such designation in Europe. Importantly, mTOR has been shown to be over-expressed in FAP polyps – thereby underscoring the rationale for using a potent and safe mTOR inhibitor like eRapa to treat FAP.

1.        Tian et al., mTOR Signaling in Cancer and mTOR Inhibitors in Solid Tumor Targeting Therapy, Int J Mol Sci. 2019 Feb; 20(3): 755
2.        www.rarediseases.org
3.        www.orpha.net

For more information, please contact:

Biodexa Pharmaceuticals PLC
Stephen Stamp, CEO, CFO Tel: +44 (0)29 20480 180 www.biodexapharma.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non Muscle Invasive Blader Cancer: tolimidone, under development as a for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorgenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilised formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at  chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding  systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.